EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Teekay LNG Partners L.P.‘s significant subsidiaries as at December 31, 2014:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation
Teekay LNG Operating L.L.C.	100%	Marshall Islands
Teekay Luxembourg S.a.r.l.	100%	Luxembourg
Naviera Teekay Gas III, S.L.	100%	Spain
Teekay Shipping Spain S.L.	100%	Spain
Teekay Spain, S.L.	100%	Spain
Teekay LNG Holdings L.P.	99%	United States
Teekay LNG Holdco L.L.C.	99%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (II) Limited	70%	United Kingdom
Teekay Nakilat Holdings Corporation	70%	Marshall Islands
Single ship-owning subsidiaries	99% - 100%	(1)

(1)	We also have 32 single ship-owning subsidiaries of which three of the subsidiaries are incorporated in Spain and the remaining 29 subsidiaries are incorporated in the Marshall Islands.